UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Illinois Tool Works Inc.

(Name of issuer)

Common Stock

(Title of Class of Securities)

452308 10 9

(CUSIP number)

Gillian L. Nagler, Vice President

Briar Hall Management LLC

511 Union Street, Suite 735

Nashville, TN 37219

615-850-6505

(Name, address and telephone number of person authorized to receive notices and communications)

December 31, 2023

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 6 Pages

SCHEDULE 13G

CUSIP No. 452308 10 9

(1)	Names of reporting persons Briar Hall Management LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Tennessee

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 25,126,174
	(6)	Shared voting power 1,031,100
	(7)	Sole dispositive power 25,126,174
	(8)	Shared dispositive power 1,031,100

(9)	Aggregate amount beneficially owned by each reporting person 26,157,274
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 8.7%
(12)	Type of reporting person (see instructions) BK

Item 1	(a)	Name of Issuer:

This statement on Schedule13G (this “Schedule 13G”) relates to the Common Stock of Illinois Tool Works Inc. (“ITW”)

(b)	Address of Issuer’s Principal Executive Offices: The address of the issuer’s principal executive offices is 155 Harlem Ave., Glenview, IL 60025.

Item 2.

(a) through (c):

This Schedule 13G is being filed by Briar Hall Management LLC (“BHM”), which holds certain ITW shares owned by the Smith family, founders of ITW. BHM was formed under Tennessee law. The principal business office of BHM is at 511 Union Street, Suite 735, Nashville, TN 37219.

(d)	Title of Class of Securities:
Common Stock

(e)	CUSIP No.: 452308 10 9

Item 3. If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act.

(b)	☒	Bank as defined in section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☐	An investment advisor in accordance with section 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with section 240.13d-1(b)(ii)(G).

(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned: 26,157,274 shares

(b)	Percent of class: 8.7%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 25,126,174

(ii)	Shared power to vote or to direct the vote: 1,031,100

(iii)	Sole power to dispose or to direct the disposition of: 25,126,174

	(iv)	Shared power to dispose or to direct the disposition of: 1,031,100

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 2, 2024.
BRIAR HALL MANAGEMENT LLC

By:	/s/ Gillian L. Nagler
Name:	Gillian L. Nagler
Title:	Vice President

POWER OF ATTORNEY

The undersigned constitutes and appoints Bernardo Vaz and Gillian L. Nagler as the undersigned’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the undersigned and in the undersigned’s name, place and stead, to sign any and all Securities and Exchange Commission statements of beneficial ownership of securities of Illinois Tool Works Inc. (the “Company”) on Schedules 13D and 13G as required under Section 13 of the Securities Exchange Act of 1934, as amended, and any amendments thereto, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, the Company and any stock exchange on which any of the Company’s securities are listed, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each act and thing requisite and necessary to be done under said Section 13, as fully and to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, may lawfully do or cause to be done by virtue hereof.

A copy of this power of attorney shall be filed with the Securities and Exchange Commission.  The authorization set forth above shall continue in full force and effect until the undersigned revokes such authorization by written instructions to the attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 2nd day of February, 2024.

BRIAR HALL MANAGEMENT LLC

By:	/s/ Gillian L. Nagler
Name:	Gillian L. Nagler
Title:	Vice President